UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
July 2012 Up 9.0% Year over Year

Mexico City, August 6, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for July 2012 increased by 9.0% when compared to July, 2011.

This announcement reflects comparisons between July 1 through July 31, 2011 and July 1 through July 31, 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	July 2011	July 2012	% Change
Cancún	462,579	596,191	28.9
Cozumel	8,475	10,944	29.1
Huatulco	46,481	45,192	(2.8)
Mérida	104,631	102,273	(2.3)
Minatitlán	7,394	10,465	41.5
Oaxaca	33,676	41,297	22.6
Tapachula	13,838	12,738	(7.9)
Veracruz	72,608	74,000	1.9
Villahermosa	73,401	78,268	6.6
Total Domestic	823,083	971,368	18.0

International
Airport	July 2011	July 2012	% Change
Cancún	846,753	852,046	0.6
Cozumel	35,449	36,565	3.1
Huatulco	1,924	2,154	12.0
Mérida	10,090	11,691	15.9
Minatitlán	451	500	10.9
Oaxaca	5,282	5,594	5.9
Tapachula	542	645	19.0
Veracruz	11,993	11,455	(4.5)
Villahermosa	6,033	7,166	18.8
Total International	918,517	927,816	1.0

ASUR Page 1 of 2

Total
Airport	July 2011	July 2012	% Change
Cancún	1,309,332	1,448,237	10.6
Cozumel	43,924	47,509	8.2
Huatulco	48,405	47,346	(2.2)
Mérida	114,721	113,964	(0.7)
Minatitlán	7,845	10,965	39.8
Oaxaca	38,958	46,891	20.4
Tapachula	14,380	13,383	(6.9)
Veracruz	84,601	85,455	1.0
Villahermosa	79,434	85,434	7.6
ASUR Total	1,741,600	1,899,184	9.0

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 3, 2012